SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-112428

NEWS AMERICA 401k SAVINGS PLAN*

(Formerly known as the News America Savings Plan)

1211 Avenue of the Americas

New York, New York 10036

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

THE NEWS CORPORATION LIMITED

2 Holt Street

Surry Hills, New South Wales, 2010, Australia

(Country Code 61) 2-9-288-3000

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

* This annual report on Form 11-K, in addition to financial information for the fiscal year ended December 31, 2003, contains financial information for the fiscal year ended December 31, 2002 previously reported on the Form 11-K filed with the Securities and Exchange Commission on June 30, 2003 on behalf of the News America Savings Plan (Registration No. 33-89584) (now known as the News America 401k Savings Plan), and for a new News America Savings Plan (Registration No. 333-112405). Because this annual report on Form 11-K for the fiscal year ended December 31, 2003 covers the period prior to the adoption of the new plan and the restatement of the former plan on February 1, 2004, the financial information included in this report relates to the former News America Savings Plan (Registration No. 33-89584) (now known as the News America 401k Savings Plan) and to the new News America Savings Plan (Registration No. 333-112405).

On February 17, 1995, The News Corporation Limited (the “Company”) filed a Registration Statement on Form S-8 with respect to the former News America Savings Plan (Registration No. 33-89584), which included as plan participants both hourly employees and salaried employees. Effective February 1, 2004, the Company renamed the former News America Savings Plan as the News America 401k Savings Plan (Registration No. 333-112428) and restated the plan to include as plan participants only hourly employees. Also on February 1, 2004, the Company adopted a new savings plan named the News America Savings Plan (Registration No. 333-112405) to include as plan participants only salaried employees.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA 401k SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos Vice President, Benefits, News America Incorporated

Date: June 28, 2004

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

News America 401k Savings Plan

(formerly News America Savings Plan)

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

News America 401k Savings Plan

(formerly News America Savings Plan)

Financial Statements

and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the News America 401k Savings Plan (formerly News America Savings Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 25, 2004

News America 401k Savings Plan

(formerly News America Savings Plan)

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$177,015,197	$138,989,615
Participant loans	2,938,380	2,751,949

Total assets	179,953,577	141,741,564

Liabilities
Excess contributions due to participants	—	41,632

Total liabilities	—	41,632

Net assets available for benefits	$179,953,577	$141,699,932

See accompanying notes.

News America 401k Savings Plan

(formerly News America Savings Plan)

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions

Dividends and interest income	$3,046,518	$2,630,680

Contributions:
Participants	14,380,988	14,434,619
Employer	4,731,790	4,637,503

Total contributions	19,112,778	19,072,122

Total additions	22,159,296	21,702,802

Deductions

Benefits paid to participants	11,243,775	11,956,314
Asset transfers, net	41,715	—
Administrative fees	31,832	27,992

Total deductions	11,317,322	11,984,306

Net realized and unrealized appreciation (depreciation) in fair value of investments	27,411,671	(23,837,003)

Net increase (decrease)	38,253,645	(14,118,507)

Net assets available for benefits:
Beginning of year	141,699,932	155,818,439

End of year	$179,953,577	$141,699,932

See accompanying notes.

News America 401k Savings Plan

(formerly News America Savings Plan)

Notes to Financial Statements

December 31, 2003

1. Description of Plan

General

As of December 31, 2003, the News America Savings Plan (“Plan”) covered substantially all nonunion employees of News America Incorporated (the “Company”) and its affiliates. The Company is a wholly-owned subsidiary of The News Corporation Limited (“News Corporation”).

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was restated to cover only hourly employees, and was renamed News America 401k Savings Plan. Salaried employees previously covered by the Plan became eligible to participate in a newly created defined contribution plan, and their account balances amounting to approximately $128 million were transferred out of the Plan in February 2004.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (formerly UBS PaineWebber Incorporated) (“UBS”). UBS continues to serve as the Plan’s trustee for certain self-directed brokerage account investments that were elected by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as “Trustees”) are responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

News America 401k Savings Plan

(formerly News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Eligibility

As of December 31, 2003, all employees age 21 or older are eligible for Plan participation on the first day of the month following 30 days of full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period.

Contributions and Vesting

Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, from 1% to a maximum of 20% of their pre-tax compensation, as defined, and up to 10% of their after-tax compensation, as defined, not to exceed a combined deferral percentage of 27%. Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. The Plan also permits catch-up contributions by eligible participants in percentage increments from 1% to a maximum of 20% up to the IRS maximum.

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants’ accounts vest at the rate of 20% for each year of service up to five years. Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2003 and 2002 were $711,147 and $472,680, respectively. The Company used $307,534 to offset 2003 employer contributions and $448,165 to offset 2002 employer contributions.

Investment Options

Upon enrollment in the plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record the participant’s pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

News America 401k Savings Plan

(formerly News America Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2003, interest rates ranged from 5.00% to 5.25%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan agreement. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

Expenses

The majority of expenses incurred by the Plan are paid by the Company.

News America 401k Savings Plan

(formerly News America Savings Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting period. Investments in stock funds are valued at the year-end unit closing price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	December 31
	2003	2002
Fidelity Growth Company	$16,800,668	$9,980,977
PIMCO Total Return Admin	12,254,576	11,005,522
Fidelity Equity-Income	18,138,944	13,325,060
Fidelity Freedom Fund 2010	26,021,220	22,123,307
Spartan US Equity Index	37,731,518	28,530,154
Fidelity Retirement Money Market	28,375,984	28,553,566

News America 401k Savings Plan

(formerly News America Savings Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) increased as follows:

	Year ended December 31
	2003	2002
UBS Self Directed Accounts	$507,992	$(902,186)
BrokerageLink Self-Directed Accounts	579,434	(31,779)
Pimco Total Return	35,781	173,466
MSIFT Midcap Growth	1,421,838	(1,321,717)
MSI SM Co Growth B	252,234	(89,236)
Oakmark Select I	1,375,756	(511,450)
Janus Adv Worldwide I	59,547	(36,237)
Scudder International Fund S	1,222,180	(898,804)
The News Corporation Limited’s Ordinary Stock Fund	1,170,600	(562,080)
The News Corporation Limited’s Preferred Stock Fund	1,321,098	(609,937)
Fidelity Equity Income	3,527,492	(3,054,661)
Fidelity Growth Company	4,488,811	(4,729,004)
Fidelity Freedom Income	14,926	(4,761)
Fidelity Freedom 2000	40,567	(20,154)
Fidelity Freedom 2010	3,049,434	(2,283,939)
Fidelity Freedom 2020	312,393	(175,870)
Fidelity Freedom 2030	177,117	(102,752)
Fidelity Retirement Money Market	—	(219)
Spartan US Equity Index	7,801,956	(8,659,796)
Fidelity Freedom 2040	52,515	(15,887)

	$27,411,671	$(23,837,003)

12

News America 401k Savings Plan

(formerly News American Savings Plan)

Notes to Financial Statements (continued)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor’s ordinary and preferred stock funds as well as its investments in the common stock of various subsidiaries of the Plan Sponsor, are considered to be party-in-interest transactions. These investments amounted to $144,071,591 as of December 31, 2003 and $114,595,155 as of December 31, 2002. Fees paid by the Plan Sponsor for the years ended December 31, 2003 and 2002, were not significant.

6. Change in Participating Employers

Effective April 14, 2002, Rawkus Entertainment, LLC, ceased being a participating employer in the Plan.

Effective June 30, 2002, News Digital Media ceased being a participating employer in the Plan.

Effective August 31, 2002, the News Group/Times Newspaper ceased being a participating employer in the Plan.

News America 401k Savings Plan

(formerly News American Savings Plan)

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2002 per the financial statements to Form 5500:

December 31, 2002

Net assets available for benefits per the financial statements	$141,699,932
Amounts allocated to withdrawn participants	(2,235)

Net assets available for benefits per the Form 5500	$141,697,697

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2003 per the financial statements to Form 5500:

Year ended December 31, 2003
Benefits paid to participants per the financial statements	$11,243,775
Add: amounts allocated to withdrawn participants at end of year	—
Less: amounts allocated to withdrawn participants at beginning of year	(2,235)

Benefits paid to participants per the Form 5500	$11,241,540

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

News America 401k Savings Plan

(formerly News America Savings Plan)

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Fidelity Held Assets
*	Brokeragelink	Various self-directed investments	$1,875,078
*	Fidelity Freedom 2000	58,672.259 shares	691,159
*	Fidelity Freedom 2010	1,998,557.585 shares	26,021,220
*	Fidelity Freedom 2020	173,155.145 shares	2,254,480
*	Fidelity Freedom 2030	77,211.344 shares	999,887
*	Fidelity Freedom 2040	41,635.120 shares	314,762
*	Fidelity Freedom Income	38,696.893 shares	429,149
*	Fidelity Equity Income	364,601.895 shares	18,138,944
*	Fidelity Growth Company	335,543.602 shares	16,800,668
*	Fidelity Retirement Money Market	28,375,984.340 shares	28,375,984
	MSI SM Co Growth B	107,894.219 shares	1,126,416
	MSIFT Midcap Growth	300,519.384 shares	5,069,762
*	News Corporation Limited’s Ordinary Stock Fund	311,851.190 shares	4,503,554
*	News Corporation Limited’s Preferred Stock Fund	381,421.170 shares	5,373,611
	Oakmark Select I	232,703.554 shares	7,125,383
	Pimco Total Return	1,144,218.107 shares	12,254,576
	Scudder International Fund S	154,855.193 shares	5,946,439
*	Spartan US Equity Index	957,409.731 shares	37,731,518
	Templeton Growth A	14,875.514 shares	307,476

	Fidelity Held Total		175,340,066

EIN: #13-3249610

Plan: #002

News America 401k Savings Plan

(formerly News America Savings Plan)

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	UBS Held Assets:
	Advanced Neuromodulation Systems Inc	203.000 shares	$9,334
	Alliance Growth & Income Fd Inc-B	21,694.082 shares	72,240
	Alliance New Europe Fund Inv-B	2,080.840 shares	27,384
	American International Group Inc	175.000 shares	11,599
	AmerisourceBergen Corp	80.000 shares	4,492
	Centex Corp	90.000 shares	9,689
	Charter Communications Class-A	2,750.000 shares	11,055
	Cisco Sys Inc	340.000 shares	8,238
	Constellation Brands Inc Cl A	350.000 shares	11,526
	E Trade Financial Corp	500.000 shares	6,325
	Eaton Vance Worldwide Health Sciences Fund-B	1,639.006 shares	17,505
	Edge Petroleum Corp Del	1,200.000 shares	12,144
	Exult Inc	560.000 shares	4,021
*	Fox Entertainment Group Inc.-A	2,000.000 shares	58,300
	Helen Of Troy Ltd New (Bermuda)	380.000 shares	8,793
	Home Depot Inc	150.000 shares	5,324
	Iridium World Communications	100.000 shares	9
	John Hancock Technology-B	1,392.324 shares	4,985
	K-Swiss Inc Cl A	340.000 shares	8,194
	MBNA Corp	205.000 shares	5,094
	MFS Value Fund Class A	35.736 shares	727
	MFS Value Fund Class B	1,435.748 shares	29,088
	Munder Netnet Fund-B	294.334 shares	4,733
	Munder Netnet Fund-C	90.172 shares	1,451
	NEC Corp Adr Japan	710.000 shares	5,331
*	News Corp Ltd Spons Adr	100.000 shares	3,025
	Nu Skin Enterprises Inc	300.000 shares	5,127
*	Pace Global Fixed Income Inv-P	1,432.374 shares	17,375
*	Pace Gov’t Fixed Income Inv-P	1,067.043 shares	13,925
*	Pace Intl Emerging Markets Equity Inv-P	1,592.671 shares	18,045
*	Pace Intl Equity Inv-P	5,170.632 shares	66,391
*	Pace Large Co Growth Equity Inv-P	7,673.687 shares	109,349
*	Pace Large Co Value Equity Inv-P	4,546.146 shares	78,921
*	Pace Money Market Inv-P	2,783.070 shares	2,783
*	Pace Small/Med Co Growth Equity Inv-P	2,545.885 shares	38,697
*	Pace Small/Med Co Value Equity Inv-P	1,692.328 shares	32,780

EIN: #13-3249610

Plan: #002

News America 401k Savings Plan

(formerly News America Savings Plan)

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	Pace Strategic Fixed Income Inv-P	896.526 shares	12,498
	Parexel Intl Corp	650.000 shares	10,569
	Petsmart Inc	215.000 shares	5,117
	Pimco Pea Renassance Fund Class-B	556.271 shares	12,160
	RMA Money Mkt. Portfolio	776,326.100 shares	776,326
	Sungard Data Systems Inc	375.000 shares	10,391
	Thornburg Mortgage Inc	250.000 shares	6,800
	Total Sys Services Inc	250.000 shares	7,783
*	UBS Ag Partial PPN Linked To S&P Index	20,000.000 shares	23,300
*	UBS PW Retirement Money Fund	86,187.780 shares	86,188

	UBS Held Total		1,675,131

	Total Investments per Financial Statements		177,015,197

	Participant loans	Interest rates from 5.00% - 5.25%	2,938,380

	Total Investments per Form 5500		$179,953,577

*Party-in-interest

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP